EXHIBIT 99.1

HEXO and 48North announce closing of arrangement

OTTAWA and TORONTO, Sept. 01, 2021 (GLOBE NEWSWIRE) -- HEXO Corp. ("HEXO") (TSX: HEXO; NASDAQ: HEXO) and 48North Cannabis Corp. ("48North") (TSX-V: NRTH) are pleased to announce that they have completed the previously announced arrangement (the "Arrangement"), pursuant to which HEXO has acquired all of the issued and outstanding common shares of 48North ("48North Shares") by way of a court-approved plan of arrangement under the Canada Business Corporations Act.

Under the terms of the Arrangement, each former shareholder of 48North (a "48North Shareholder") is now entitled to receive 0.02366 of a common share in the capital of HEXO (each whole share, a "HEXO Share") for each 48North Share held immediately prior to the completion of the Arrangement (the "Consideration"). It is anticipated that the 48North Shares will be de-listed from the TSX Venture Exchange (the "TSX-V") as of the close of trading on or about September 2, 2021.

In order to receive the Consideration, registered holders of 48North Shares will be required to deposit their share certificate(s) representing 48North Shares, together with a duly completed letter of transmittal, with TSX Trust Company, the depositary under the Arrangement. Shareholders whose 48North Shares are registered in the name of a broker, dealer, bank, trust company or other nominee should contact their nominee regarding the receipt of the Consideration.

Further information about the Arrangement is set forth in the materials prepared by 48North in respect of the special meeting of 48North Shareholders held on August 17, 2021 (the "Meeting"), which were mailed to 48North Shareholders and filed under 48North's profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Warrants

Warrants to purchase 48North Shares, other than those exercised prior to 12:01 a.m. (Toronto time) on September 1, 2021 (the "Effective Time"), will continue to remain outstanding as warrants of 48North, which, upon exercise, will entitle the holder thereof to receive, in lieu of the number of 48North Shares to which such holder was theretofore entitled upon exercise of such 48North warrants, the Consideration in the form of HEXO Shares that such holder would have been entitled to be issued and receive if, immediately prior to the Effective Time, such holder had been the registered holder of the number of 48North Shares to which such holder was theretofore entitled upon exercise of such 48North warrants. All other terms governing the warrants, including, but not limited to, the expiry term, exercise price and the conditions to and the manner of exercise, will be the same as the terms that were in effect immediately prior to the Effective Time, and shall be governed by the terms of the applicable warrant indenture or the applicable warrant certificate.

As required by the warrant indentures in respect of the applicable warrants, HEXO has entered into supplemental warrant indentures in respect of such warrant indentures governing applicable warrants. A copy of each such supplemental warrant indenture will be available on 48North's and HEXO's respective SEDAR profiles at www.sedar.com.

Listed 48North Warrants

Prior to the completion of the Arrangement, 48North had outstanding one class of warrants to purchase 48North Shares listed on the TSX-V under the trading symbol 'NRTH.WT' (the "Listed 48North Warrants"). It is anticipated that the Listed 48North Warrants will be listed and commence trading on the Toronto Stock Exchange (the “TSX”) under the symbol 'HEXO.WT.A' as of the opening of trading on September 3, 2021. The Listed 48North Warrants will then remain listed on the TSX until the earliest to occur of their exercise, expiry or de-listing. HEXO has entered into a supplemental warrant indenture in respect of the Listed 48North Warrants, a copy of which will be available on 48North's and HEXO's respective SEDAR profiles at www.sedar.com.

Options

Holders of 48North options have received replacement options under the Arrangement, exercisable for HEXO Shares at the same conversion ratio applicable to the 48North Shares. All other terms and conditions of the replacement options, including the term of expiry, vesting, conditions to and manner of exercising, are the same as the 48North options for which they were exchanged, and any certificate or option agreement previously evidencing 48North options now evidences (and shall be deemed to evidence) such replacement options.

Other Matters

48North has been granted exemptive relief from certain continuous disclosure and insider reporting requirements by the applicable securities regulators. Holders of Listed 48North Warrants will be directed to reference, and rely on, the public disclosure filings of HEXO in lieu of those of 48North.

In connection with the completion of the Arrangement, each of the officers and directors of the boards of directors of 48North and its subsidiaries resigned.

HEXO's and 48North's operations are subject to a variety of laws, regulations and guidelines relating to the marketing, acquisition, manufacture, management, transportation, storage, sale and disposal of cannabis but also including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment. To the knowledge of HEXO's management, HEXO and 48North have been and, following the completion of the Arrangement, continue to be in compliance with all such laws. More specifically, to the knowledge of HEXO’s management, HEXO is in compliance with applicable laws in the jurisdictions in which it operates. Changes to such laws, regulations and guidelines due to matters beyond the control of HEXO and 48North may cause adverse effects to HEXO's and 48North' combined operations.

Advisors and Counsel

Cormark Securities Inc. acted as financial advisor to 48North. Norton Rose Fulbright Canada LLP acted as legal counsel to HEXO, and Bennett Jones LLP acted as legal counsel to 48North.

About HEXO

HEXO is an award-winning licensed producer of innovative products for the global cannabis market. HEXO serves the Canadian recreational market with a brand portfolio including HEXO, UP Cannabis, Original Stash, Bake Sale, Namaste, and REUP brands, and the medical market in Canada, Israel and Malta. HEXO also serves the Colorado market through its Powered by HEXO® strategy and Truss CBD USA, a joint venture with Molson Coors. With the recent completion of the Redecan acquisition and the closing of the Arrangement, HEXO expects to be the number one cannabis products company in Canada by recreational market share.

For more information please visit www.hexocorp.com.

About 48North

48North is a brand-led, consumer-centric licensed cannabis producer with an expansive portfolio of high quality, accessibly priced products available across the country. The company serves the Canadian medical and adult-use markets with its brand portfolio that includes: 48North, an innovative and high-quality cannabis brand focused on thoughtfully crafted everyday staples for passionate cannabis users; Trail Mix, an accessibly priced brand formulated with taste and aroma-first flavour profiles; and Latitude, a next generation lifestyle platform and premium, natural cannabis collection focused on wellness, beauty, and beyond. 48North operates two indoor-licensed cannabis production sites in Ontario and cultivates unique genetics through its wholly-owned subsidiary, DelShen Therapeutics Corp., and processes cannabis and manufactures next generation cannabis products through Good & Green Corp., both licensed producers under the Cannabis Act (Canada).

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:

Certain information in this news release regarding HEXO and 48North and their respective businesses constitutes forward looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact are forward-looking statements. Forward looking statements are often identified by terms such as "may", "should", "anticipate", "potential", "believe", "intend", "estimate" or the negative of these terms and similar expressions and include statements in this press release concerning the expected timing by which the 48North Shares and the Listed 48North Warrants will be de-listed from the TSX-V and of the listing and commencement of trading of the Listed 48North Warrants on the TSX. Such forward-looking statements are based on the current expectations of the management of HEXO and 48North. While HEXO and 48North consider these expectations to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements.

Such forward-looking events and circumstances may not occur when anticipated or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting HEXO or 48North, including risks regarding the cannabis industry, economic factors, the equity markets generally, risks associated with growth and competition and those risk factors referred to in the management information circular of 48North prepared in connection with the Meeting. Although HEXO and 48North have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in this news release, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking information cannot be guaranteed. Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. For more information on the risk, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of HEXO and 48North which are available on SEDAR at www.sedar.com, including the "Risk Factors" section in HEXO's Annual Information Form dated October 29, 2020 and the most recent management's discussion and analysis filed by each of HEXO and 48North.

Except as required by applicable securities laws, statements in this news release containing forward-looking information speak only as of the date on which they are made and HEXO and 48North undertake no obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events, or otherwise, except as required by applicable securities laws.

Notice to U.S. Holders. Both HEXO and 48North have been formed outside of the United States. The Arrangement is subject to disclosure requirements of Canada that are different from those of the United States. Financial statements included in the documents, if any, are prepared in accordance with Canadian accounting standards and may not be comparable to the financial statements of United States companies. It may be difficult for a securityholder in the United States to enforce his/her/its rights and any claim a securityholder may have arising under U.S. federal securities laws, since the companies are located in Canada, and some or all of their officers or directors may be residents of Canada or another country outside of the United States. A securityholder may not be able to sue a Canadian company or its officers or directors in a court in Canada or elsewhere outside of the United States for violations of U.S. securities laws. It may be difficult to compel a Canadian company and its affiliates to subject themselves to a U.S. court's judgment.

Neither the TSX, nor NASDAQ accepts responsibility for the adequacy or accuracy of this release. Neither the TSX nor the NASDAQ has passed upon the merits of the transaction described herein and has neither approved nor disapproved the content of this release.

For further information, please contact:

Investor Relations:
invest@HEXO.com
www.hexocorp.com

Media Relations:
(819) 317-0526
media@hexo.com